MATERIAL CHANGE REPORT

1.	Name and Address of Company

TransGlobe Energy Corporation ("TransGlobe" or the "Company") Suite 2500, 605 - 5th Avenue, S.W.
Calgary, AB, T2P 3H5
Tel: (403) 264-9888 Fax: (403) 264-9898

2.	Date of Material Change

March 8, 2007

3.	News Release

A news release dated March 8, 2007, disclosing in detail the material summarised in this material change report was disseminated through the facilities of CCNMatthews Newswire (Canada and U. S. disclosure package) on March 8, 2007 and would have been received by the securities commissions where the Company is a "reporting issuer" and the stock exchanges on which the securities of the Company are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change

On March 8, 2007, TransGlobe announced its financial and operating results for the three and twelve month periods ended December 31, 2006.

Highlights:

Total revenues for 2006 were a Company-record $109 million, a 21% improvement over $90 million in 2005.

Full-year 2006 net income was $26.2 million, up 32% from $19.9 million posted in 2005. The 2006 figure represents the seventh consecutive year that TransGlobe reported positive net income. On a per share basis, the Company reported net income of $0.43 per dilute share, the highest net-income per diluted share figure in the Company's history.

Fourth quarter $4.7 million net income, $0.08 per diluted share, compared to $4.3 million, or $0.07 per diluted share in Q4-2005.
$10.4 million cash flow from operations in Q4-2006 ($0.17 per diluted share) up $1.8 million, or 21% from $8.6 million ($0.17 per diluted share).
TransGlobe successfully executed its 2006 spending program through cash and cash flow from operations. This represents the third consecutive year that the Company has achieved this result.
For the period of 2003 through 2006, total reserves have grown more than 39% on a compound average rate.
Fourth Quarter Operating Highlights:
Production started on Osaylan discovery, Block S-1, Yemen in January 2007.
One new field (Godah) on production, Block 32, Yemen.
Two new oil discoveries Osaylan #2 and Tasour 23ST in Yemen.
Two new exploration Blocks 84 and 75, in Yemen.
Ten CBM gas wells drilled, completed and connected, Nevis, Canada.

2

5.	Full Description of Material Change

See the attached news release.

6.	Reliance on Subsection 7.1(2) or(3) of National Instrument 51-102

Not Applicable

7.	Omitted Information

Not Applicable

8.	Executive Officers

For further information, please contact Ross G. Clarkson, President and Chief Executive Officer, by telephone at (403) 264-9888 or by facsimile (403) 264-9898.

9.	Date of Report

March 8, 2007

Suite 2500, 605 - 5th Avenue S.W. Calgary, Alberta, Canada T2P 3H5 Tel: (403) 264-9888 Fax: (403) 264-9898 Email: trglobe@trans-globe.com Web: www.trans-globe.com
News From ...

TRANSGLOBE ENERGY CORPORATION ANNOUNCES 2006 YEAR END
AND FOURTH QUARTER RESULTS; COMPANY SETS RECORDS FOR REVENUES, CASH FLOW,
RESERVES AND PRODUCTION; REPORTS POSITIVE NET INCOME FOR SEVENTH CONSECUTIVE YEAR
TSX: “TGL” & AMEX: “TGA”

Calgary, Alberta, Thursday, March 8, 2007 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and twelve month periods ended December 31, 2006. All dollar values are expressed in United States dollars unless otherwise stated. The calculations of barrels of oil equivalent (“Boe”) are based on a conversion rate of six thousand cubic feet of natural gas to one barrel of crude oil. Boe’s may be misleading, particularly if used in isolation. A Boe conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

HIGHLIGHTS

Total revenues for 2006 were a Company-record $109 million, a 21% improvement over $90 million in 2005.

Full-year 2006 net income was $26.2 million, up 32% from $19.9 million posted in 2005. The 2006 figure represents the seventh consecutive year that TransGlobe reported positive net income. On a per share basis, the Company reported net income of $0.43 per diluted share, the highest net-income per diluted share figure in the Company’s history.

Fourth quarter $4.7 million net income, $0.08 per diluted share, compared to $4.3 million, or $0.07 per diluted share in Q4-2005.
$10.4 million cash flow from operations in Q4-2006 ($0.17 per diluted share) up $1.8 million, or 21% from $8.6 million ($0.17 per diluted share).
TransGlobe successfully executed its 2006 spending program through cash and cash flow from operations. This represents the third consecutive year that the Company has achieved this result.
For the period of 2003 through 2006, total reserves have grown more than 39% on a compound average rate.
Fourth Quarter Operating Highlights:
Production started on Osaylan discovery, Block S-1, Yemen in January 2007.
One new field (Godah) on production, Block 32 Yemen.
Two new oil discoveries Osaylan #2 and Tasour 23ST in Yemen.
Two new exploration Blocks 84 and 75, in Yemen.
Ten CBM gas wells drilled, completed and connected, Nevis, Canada.

Management Comments:

Ross G. Clarkson, TransGlobe Energy’s Chief Executive Officer and President said: “2006 marks a true turning point for TransGlobe Energy. Our unencumbered balance sheet with more than $8.8 million of cash in the bank and increased cash flow from operations, coupled with an un-drawn $55 million credit facility, provide us with the financial strength to move TransGlobe to a new level. Further, we have more than 160 Bcf of contingent CBM resources in Canada and four new discoveries in Yemen with upside potential that we believe will be realized over time. Although we have provided our investors with a conservative baseline production forecast, we believe our recent drilling successes in Yemen and Canada, and the completion in 2007 of two years of facilities construction in Yemen, will have meaningful impact on our 2007 third and fourth quarter production.

Corporate Summary

The Company’s total production during the fourth quarter of 2006 averaged 5,475 Boepd, an 11% increase from the third quarter of 2006. The increase in production over Q3-2006 is a result of production increases in Block 32 Yemen and Canada. Production from Block 32 was up due to a full quarter of production from Tasour 22ST and the start of production at Godah. In Canada production was up due to the addition of 14 new producers (3 oil, 11 gas) during the quarter. TransGlobe exited the year producing 5,369 Boepd, a 13% change from the 4,737 Boepd producing at 2005’s corresponding year end date. Production is averaging 5,270 Boepd during January/February of 2007.

FINANCIAL AND OPERATING UPDATE
(Expressed in thousands of U.S. Dollars, except per share and volume amounts)

	Three Months Ended Dec. 31			Twelve Months Ended Dec. 31
Financial	2006	2005	Change	2006	2005	Change
Oil and gas revenue	27,032	24,780	9%	109,190	90,350	21%
Oil and gas revenue net of royalties and other	17,647	14,442	22%	70,097	58,911	19%
Operating expense	3,719	2,645	41%	11,107	10,253	8%
General and administrative expense	1,390	1,055	32%	4,674	3,544	32%
Depletion, depreciation and accretion expense	5,370	4,097	31%	18,941	16,990	11%
Income taxes	2,573	2,623	(2)%	9,392	8,353	12%
Cash flow from operations**	10,448	8,603	21%	46,763	38,077	23%
Basic per share	0.18	0.15		0.80	0.66
Diluted per share	0.17	0.14		0.77	0.63
Net income	4,726	4,331	9%	26,195	19,850	32%
Basic per share	0.08	0.07		0.45	0.34
Diluted per share	0.08	0.07		0.43	0.33
Capital expenditures	15,717	9,554	65%	51,555	32,654	58%
Working capital	4,361	9,471	(54)%	4,361	9,471	(54)%
Common shares outstanding
Basic (weighted average)	58,769	58,438	1%	58,663	57,903	1%
Diluted (weighted average)	60,524	60,376	-	60,562	60,330	-
Reserves (MBoe)
Total Proven				9,341	7,828	19%
Total Proven + Probable				11,652	10,482	11%
Production and Sales Volumes
Total production (Boepd) *	5,475	5,132	7%	5,093	4,991	2%
Total sales (Boepd) *	5,313	4,935	8%	5,077	4,959	2%
Oil and liquids (Bopd)	4,617	4,307	7%	4,377	4,312	2%
Average price ($ per barrel)	57.40	54.14	6%	62.37	50.82	23%
Gas (Mcfpd)	4,176	3,769	11%	4,204	3,880	8%
Average price ($ per Mcf)	6.85	9.49	(28)%	6.18	7.27	(15)%
Operating expense ($ per Boe)	7.61	5.83	31%	5.99	5.67	6%
*	The differences in production and sales volumes result from inventory changes.
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital

A conference call and webcast to discuss the results will be held March 8, 2007:

Time:	2:30 p.m., Mountain Time (4:30 p.m. Eastern Time)
Dial-in:	416-695-7848 or toll free at 1-800-769-8320
Webcast:	http://events.onlinebroadcasting.com/transglobe/030807/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 416-695-5275 or toll free at 1-888-509-0081. The passcode is 640944. The replay will expire at midnight (Eastern) on March 8, 2007. After March 8, 2007 a copy of the call can be accessed through a link on the Company website www.trans-globe.com.

FORWARD LOOKING STATEMENTS

This press release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although TransGlobe believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, oil and gas prices, well production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions.

NON-GAAP MEASURES

This document contains the term “cash flow from operations”, which should not be considered an alternative to, or more meaningful than “cash flow from operation activities” as determined in accordance with Generally Accepted Accounting Principles (GAAP). Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital. We consider this a key measure as it demonstrates our ability to generate the cash flow necessary to fund future growth through capital investment. Cash flow from operations may not be comparable to similar measures used by other companies.

Net operating income is a non-GAAP measure that represents revenue net of royalties and other and operating expenses. Management believes that net operating income is a useful supplemental measure to analyse operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Net operating income may not be comparable to similar measures used by other companies.

OPERATIONS UPDATE

Block 32, Republic of Yemen (13.81087% working interest)

Operations and Exploration

Three wells were drilled during the fourth quarter resulting in a new oil discovery at Tasour 23ST, a water injection well at Tasour #24 and a potential water injection well at Godah #4.

The Tasour #23ST exploration well was drilled to a total depth of 3,139 meters and suspended as a potential upper Naifa oil well. Approximately 200 barrels of 27 API oil and 457 barrels of drilling fluids were recovered from a 10.5 meter perforated interval in the upper Naifa carbonate. The production test was terminated early due to minor mechanical issues. Well stimulation and horizontal drilling have led to the successful exploitation of the upper Naifa carbonates on other blocks in Yemen. The initial result on Tasour 23ST is very encouraging. To evaluate the new discovery, the Operator is preparing to stimulate the zone with acid, install a smaller ESP and place the well on a long term production test. It is expected that the production test will commence during the second quarter of 2007, with oil trucked to the Tasour facility for treatment and export.

The Tasour #24 well was drilled and completed as a water injection well to provide pressure support on the western side of the Tasour field.

The Godah #4 well, located approximately 3 kms east/northeast of Godah #1 (1 km north/northeast of Godah #2) was drilled to a total depth of 1,771 m. The well encountered the S-1A reservoir 19 meters structurally lower than Godah #2, below the oil/water contact for the Godah field. The well was cased and suspended as a potential water injector.

In addition a 275 square kilometer 3-D seismic acquisition program was acquired during the fourth quarter. The 3-D seismic program consisted of two parts. The first part of the program covered the Godah discovery extending to the eastern boundary of Block 32 (210 square kilometers). The second part covered an area northwest of Tasour (65 square kilometers). The new 3-D seismic is currently being processed and interpreted. The new 3-D seismic data will be an integral part of the Godah field development planned for 2007 and 2008. It is expected that Godah #5 will commence drilling in late March/early April of 2007. Several additional Godah development wells are planned for 2007.

Production

Production averaged 12,718 Bopd (1,756 Bopd to TransGlobe) during the fourth quarter of 2006, an increase of 19% over the previous quarter. The increase is attributed to the commencement of production from the Godah field during the fourth quarter and the Tasour #22ST Qishn oil well, which commenced production on August 29.

During the fourth quarter, Godah #2 and #3 were placed on production (October 27 and November 5, respectively). Godah contributed an average 1,219 Bopd (168 Bopd to TransGlobe) during the fourth quarter. Together, the Godah #2 and #3 wells produced proximately 1,500 Bopd (207 Bopd to TransGlobe) during January and February 2007.

The initial Godah production facility is connected to the existing oil sales export line which passes through the Godah Field. Produced water was trucked to the Tasour Central Production Facility (“CPF”) for treatment and disposal. A 23 km pipeline connecting the Godah production facility to the Tasour CPF was constructed during the fourth quarter. With the new pipeline operational in January 2007, the Godah production is now processed at the Tasour CPF and trucking of produced water has been discontinued. It is expected that the Godah field will be fully developed over the next two years.

Quarterly 2006 Block 32 Production (Bopd)

	Q-1	Q-2	Q-3	Q-4
Gross field production rate	9,427	8,522	10,673	12,718
TransGlobe working interest	1,302	1,177	1,474	1,756
TransGlobe net (after royalties)	982	675	766	973
TransGlobe net (after royalties and tax)*	874	508	532	708
* Under the terms of the Block 32 PSA royalties and taxes are paid out of the government’s share of production sharing oil

Block S-1, Republic of Yemen (25% working interest)

Operations and Exploration

Two exploration wells were drilled during the fourth quarter resulting in new oil discovery at Osaylan #2 and a dry well at Al Qurain #1.

The Osaylan #2 exploration well commenced drilling October 15 and was drilled to a total measured depth of 1,675 meters, targeting Alif and Lam sandstones. Osaylan #2 tested a 22 meter perforated Lam interval at a flowing rate of 1,307 barrels per day of 42.1 API oil and 629 thousand cubic feet of natural gas on a 32/64 inch choke at a flowing pressure of 425 psi. Osaylan #2 is located 1.2 kilometers west northwest of Osaylan #1 which encountered minor oil shows in the Lam formation (October 25, 2002 Press Release). The Osaylan discovery is located 18 kilometers from the An Nagyah central production facility.

The Al Qurain #1 exploration well was drilled to a total measured depth of 1,960 meters and subsequently plugged and abandoned. The Al Qurain #1 well was targeting Alif and Lam prospects.

The An Nagyah #23 well commenced drilling on December 25, 2006 and was drilled to a total depth of 2,327 meters. An Nagyah #23 was completed as a Lam B producing oil well in January 2007, after flowing at a stabilized rate of 651 barrels of light (43 degree API) oil per day and 337 thousand cubic feet of gas per day at a flowing pressure of 220 psi on a 30/64 inch choke. The well was completed in a 916 meter horizontal section in the Lam B sandstone reservoir. The well is on production through a pipeline connected to the An Nagyah facilities.

Subsequent to An Nagyah #23, Osaylan #1 was re-entered to test oil shows in the Lam formation (October 25, 2002 Press Release). The test was suspended early due to low inflow rates of 42 API oil and drilling/completion fluid. The low inflow rates were attributed to formation damage associated with the drilling of Osaylan #1 in 2002. The operator is evaluating stimulation/testing options which would be conducted using a workover rig during the second or third quarter of 2007.

The drilling rig is currently drilling a Lam A horizontal development well at An Nagyah #24.

The 610 square kilometer 3-D seismic acquisition program scheduled for 2006/2007, on the southeast part of Block S-1, has been postponed pending resolution of local labour disputes.

Production

Production from Block S-1 averaged 9,806 Bopd (2,452 Bopd to TransGlobe) during the fourth quarter of 2006. Production was choked back to the 10,000 Bopd level in response to an increase in water production in several horizontal wells located in the western portion of the field in mid 2006. This increase in water production has been attributed in part to localized pressure drawdowns in the western portion of the field. The choked back wells have responded favorably, with water cut stabilizing. To improve production rates and field recoveries the joint venture group has approved a project to utilize natural gas from the An Naeem gas pool to maintain reservoir pressure and enhance recovery in the An Nagyah pool. The proposed project (subject to ministry approval), includes the extraction of stabilized condensate from both the An Naeem gas and the An Nagyah solution gas currently being injected. It is expected that condensate extracted from the injection gas will be mixed with oil production for export and sale in late 2007/early 2008.

The Osaylan #2 well was placed on production on January 23, 2007 at an initial rate of 750 to 800 Bopd utilizing a newly constructed well test facility. Production from the Osaylan facility is trucked to the Halewah truck terminal which was constructed for early production from the An Nagyah field.

Quarterly 2006 Block S-1 Production (Bopd)

	Q-1	Q-2	Q-3	Q-4
Gross field production rate	11,000	10,636	10,048	9,806
TransGlobe working interest	2,750	2,659	2,512	2,452
TransGlobe net (after royalties)	1,631	1,467	1,735	1,634
TransGlobe net (after royalties and tax)*	1,423	1,266	1,546	1,428
* Under the terms of the Block S-1 PSA royalties and taxes are paid out of the government’s share of production sharing oil

Block 72, Republic of Yemen (33% working interest)

Subsequent to the fourth quarter 2006, the first exploration well, Nasim #1 was drilled to a total measured depth of 2,305 meters and subsequently plugged and abandoned. The Nasim #1 well tested Qishn and Naifa prospects defined by 2-D seismic. Nasim #1 was the first of a two-well commitment in the first exploration period on Block 72. A 3-D seismic program is planned for the third and fourth quarters of 2007 to reduce risk on future exploration wells. A second commitment well is scheduled to commence during the fourth quarter of 2007.

Block 84, Republic of Yemen (33% working interest)

During the fourth quarter of 2006, the Ministry of Oil and Minerals selected the joint venture group comprised of DNO ASA (operator at 34%), TG Holdings Yemen Inc. (33%) and Ansan Wikfs (Hadramaut) Limited (33%) as the successful bidder for Block 84 in the Third International Bid Round for Exploration and Production of Hydrocarbons. TG Holdings Yemen Inc is a wholly owned subsidiary of TransGlobe Energy Corporation. The award is subject to government approval and ratification of a Production Sharing Agreement.

Block 84 encompasses 731 square kilometers (approximately 183,000 acres) and is located in the Masila Basin adjacent to the Canadian Nexen Masila Block where more than one billion barrels of oil have been discovered. The Block 84 Joint Venture Group plans to carry out a 3-D seismic acquisition program and the drilling of four exploration wells during the first exploration period of 42 months.

Block 75, Republic of Yemen (25% working interest)

Subsequent to year end, TG Holdings Yemen Inc., a wholly owned subsidiary of TransGlobe Energy Corporation, agreed to participate at a 25% working interest with Occidental in Block 75. Occidental is the operator of Block 75 with a 75% working interest. Block 75 was awarded to Occidental of Yemen (Block 75), LLC in the Second International Bid Round for Exploration and Production of Hydrocarbons. The Production Sharing Agreement was initialled on January 28, 2007 and is now in the process of final government approval and ratification by parliament.

Block 75 encompasses 1,050 square kilometers (approximately 262,500 acres) and is located in the Marib Basin adjacent to Block S-1 where Occidental and TransGlobe are engaged in exploration and production operations. The Block 75 joint venture group plans to carry out a 3-D seismic acquisition program and the drilling of one exploration well during the First Exploration Period of 36 months.

Nuqra Block 1, Arab Republic of Egypt (50% working interest, Operator)

During the quarter, final preparations were made to drill two firm exploration wells (Set #1 and Narmer #1) and one optional well (West Narmer #1) in Upper Egypt. All three proposed wells are in the Nuqra sub basin in the central part of the 5.5 million acre Nuqra Block.

Drilling commenced February 18, 2007 on the first exploration well Set #1 targeting a 30-million-barrel gross unrisked prospect. The Set #1 exploration well is the first of a two-well commitment targeting Cretaceous and Jurassic prospects in the Nuqra/Kom Ombo rift basin located near Aswan, Egypt. The drilling rig will move to the second exploration commitment well at Narmer #1, following Set #1. Narmer #1 is located approximately 30 kilometers east of Set #1.

The planned, two well, exploration program will fulfill the work commitments of the first, three-year, exploration extension period approved July 18, 2006, on the 5.5 million acre Nuqra Block 1 concession. Upon expiry of the first three-year extension (July 17, 2009), there is an option to proceed with a second three-year extension and work program. The second exploration extension requires a mandatory relinquishment of 25% of the original Block and completion of a two-well drilling program. Exploitation of any discovered commercial fields will continue under a development lease for a further twenty years.

Canada

Operations and Exploration

During the fourth quarter, the Company drilled 10 (9.1 net) Horseshoe Canyon CBM gas wells in the Nevis area. The wells were completed, equipped and pipeline connected during the quarter, with production commencing throughout the month of December.

The Company acquired an additional 5,000 net acres of Crown mineral rights in central Alberta during the quarter.

Production

Production averaged 1,267 Boepd during the fourth quarter of 2006, with an average December rate of 1,414 Boepd. Approximately 450 Boepd of Nevis gas production was shut in from mid September to mid October in response to very low spot gas prices which strengthened in late October. Fourteen new wells consisting of 3 oil wells and 11 gas wells (10 CBM) were placed on production during the quarter. Production increased to approximately 1,600 Boepd during the final week of December with the addition of the Nevis CBM gas wells.

Subsequent to year end, production has averaged 1,300 Boepd, due to production testing on the new CBM wells and the loss of approximately 160 Boepd from a new gas producer in Morningside, which has watered out. The Nevis CBM wells were selectively shut in during January to conduct mandatory pressure segregation build up tests, which has been completed. It is expected that the Nevis CBM program will contribute an additional 300+ Boepd when additional compression is installed and facility de-bottlenecking is completed in the second quarter of 2007.

Quarterly 2006 Canadian Production (Boepd)

	Q-1	Q-2	Q-3	Q-4
TransGlobe working interest	975	1,079	966	1,267
TransGlobe net (after royalties)	798	910	808	1,016

OUTLOOK

2007 Production Outlook

A number of projects are underway in Yemen and in Canada that are anticipated to increase oil and gas production during 2007. The majority of these projects will be completed during the first two quarters of 2007 and therefore will not have an impact on production until the second half of the year. Therefore a “Baseline” forecast is currently estimated using only the existing production and planned development in Canada. The Baseline forecast will be updated quarterly or when the facilities and development projects are completed.

Baseline Production Forecast

		2007	2006	Change (*)

Barrels of oil equivalent per day	Boepd	5,300-5,400	5,093	5%
(*) % growth based on mid point of guidance

2007 Cash Flow From Operations Outlook

The 2007 Cash Flow From Operations Outlook was developed using the above Baseline Production Forecast, a dated Brent oil price of $55.00/Bbl and a gas price of C$7.50/Mcf. The prices used for the Outlook are 15% lower for oil and 6% higher for gas than the actual realized prices during 2006. The lower forecasted oil price has resulted in a decrease in the estimated 2007 Cash Flow From Operations. In addition, the Block S-1 Production Sharing Agreement has reached payout on the exploration expenditures and is quickly paying out the development expenditures which will result in a lower cost oil allocation during 2007, reducing 2007 Cash Flow From Operations.

2007 Cash Flow From Operations Outlook
($000’s)	2007(**)	2006	Change (*)

Cash flow from operations	39,000-41,000	46,763	(14)%
(*)	% growth based on mid point of guidance
(**)	Based on a dated Brent oil price of $55.00/Bbl and a gas price of C$7.50/Mcf, from existing fields in Yemen and planned development in Canada.

Variations in production and commodity prices during 2007 could significantly change this Outlook. An estimate of the price sensitivity on the Baseline Production Forecast is shown below. During January and February 2007 the dated Brent oil price averaged $55.55 per barrel and the gas price averaged C$7.50 per Mcf.

2007
Cash Flow from
Sensitivity	Operations
($000’s)	Increase/Decrease
$1.00 per barrel increase in dated Brent	537
C$1.00 per Mcf increase in AECO	1,633

2007 Capital Budget
($000’s)	2007
Canada	15,400
Yemen - Block S-1	17,600
- Block 32	5,900
- Block 72	4,600
- Block 75	1,000
- Block 84	2,000
Egypt	4,700
Total	51,200

SUMMARY OF OPERATING AND FINANCIAL RESULTS

Summary of Operating and Financial Results should be read in conjunction with the unaudited interim financial statements for the three months and twelve months ended December 31, 2006 and 2005 and the audited financial statements and management’s discussion and analysis for the year ended December 31, 2005 included in the Company’s annual report. All dollar values are expressed in United States dollars unless otherwise stated.

Annual Financial Results

		%		%
($000’s, except per share, price and volume amounts and % change)	2006	Change	2005	Change	2004
Average production volumes (Boepd)*	5,093	2	4,991	29	3,865
Average sales volumes (Boepd)*	5,077	2	4,959	31	3,796
Average price ($/Boe)	58.92	18	49.92	40	35.63

Oil and gas sales	109,190	21	90,350	83	49,495

Oil and gas sales, net of royalties and other	70,097	19	58,911	86	31,630

Cash flow from operations**	46,763	23	38,077	120	17,325
Cash flow from operations per share
- Basic	0.80		0.66		0.32
- Diluted	0.77		0.63		0.31

Net income	26,195	32	19,850	235	5,919
Net income per share
- Basic	0.45		0.34		0.11
- Diluted	0.43		0.33		0.10

Total assets	116,473	35	86,286	43	60,522
*	The differences in production and sales volumes result from inventory changes.
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Cash flow from operations increased by 23% in 2006 compared to 2005 mainly as a result of a 2% increase in sales volumes attributed to the pipeline completion and development drilling on Block S-1, Yemen, new wells in Canada and a 18% increase in commodity prices, which were offset in part by increases in royalties, operating costs, general and administrative and taxes associated with the increased volumes and prices, as displayed below:

		$ Per Share	%
	$000’s	Diluted	Variance
2005 Cash flow from operations*	38,077	0.63
Volume variance	2,197	0.04	6
Price variance	16,643	0.27	44
Royalties and other	(7,654)	(0.13)	(20)
Expenses:
Operating	(854)	(0.01)	(2)
Cash general and administrative	(797)	(0.01)	(2)
Current income taxes	(1,247)	(0.02)	(3)
Realized foreign exchange gain (loss)	54	-	-
Settlement of asset retirement obligations	99	-	-
Other	245	-	-
Change in weighted average number of diluted shares outstanding	-	-	-
2006 Cash flow from operations*	46,763	0.77	23
*	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Net income for 2006 increased 32% mainly as a result of the above increases in cash flow from operations.

Management Strategy and Business Environment

In 2007, the capital budget is focused on growing reserves and production in Yemen and in Canada. Also, a portion of the 2007 capital budget will be spent drilling two exploration wells on Nuqra Block 1 in Egypt.

The Company’s financial results are significantly influenced by the oil industry business environment. Risks include, but are not limited to:

  Exploratory success.
  Crude oil and natural gas prices.
  The price differential and demand related to various crude oil qualities.
  Cost to find, develop, produce and deliver crude oil and natural gas.
  Availability of equipment and labour to conduct field activities.
  Availability of pipeline capacity.
  Foreign exchange and credit.
  Operational, safety and environmental.

Commodity Price and Foreign Exchange Benchmarks

		%		%
	2006	Change	2005	Change	2004
Dated Brent average oil price ($ per barrel)	64.88	19	54.57	41	38.58
WTI average oil price ($ per barrel)	66.09	17	56.46	36	41.42
Edmonton Par average oil price (C$ per barrel)	73.30	6	69.29	31	52.91
AECO average gas price (C$ per thousand cubic feet)	6.51	(25)	8.73	33	6.54
U.S./Canadian Dollar Year End Exchange Rate	1.1654	-	1.1630	(3)	1.2020
U.S./Canadian Dollar Average Exchange Rate	1.1343	(6)	1.2114	(7)	1.3013

SELECTED QUARTERLY INFORMATION

	2006				2005
($000’s, except per share, price and
volume amounts)	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1
Average production volumes (Boepd)*	5,475	4,952	4,915	5,026	5,132	5,285	4,658	4,887
Average sales volumes (Boepd)*	5,313	4,952	5,522	4,515	4,935	5,533	4,375	4,985
Average price ($/Boe)	55.30	61.88	62.17	55.93	54.58	56.57	44.99	42.04

Oil and gas sales	27,032	28,190	31,238	22,730	24,781	28,796	17,911	18,863

Oil and gas sales, net of royalties
and other	17,647	18,542	18,600	15,308	14,442	19,147	11,778	13,544

Cash flow from operations**	10,448	12,662	12,356	11,297	8,603	13,142	7,263	9,070
Cash flow from operations per share
- Basic	0.18	0.22	0.21	0.19	0.15	0.23	0.13	0.16
- Diluted	0.17	0.21	0.20	0.19	0.14	0.22	0.12	0.15

Net income	4,726	7,366	7,246	6,857	4,331	7,539	3,474	4,507
Net income per share
- Basic	0.08	0.13	0.12	0.12	0.07	0.13	0.06	0.08
- Diluted	0.08	0.12	0.12	0.11	0.07	0.13	0.06	0.08
*	The differences in production and sales volumes result from inventory changes.
**	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Cash flow from operations decreased in Q4-2006 by $2,214,000 (17%) compared to Q3-2006 mainly as a result of the following:

  An 11% decrease in average commodity prices.
  Increased operating costs in Yemen due to annual technical charges from the operator for Block S-1, in the fourth quarter.
  This is partially offset by an 7% increase in sales volumes.

Fourth Quarter Financial Results

OPERATING RESULTS

Daily Volumes, Working Interest Before Royalties

		Three Months Ended		Twelve Months Ended
		December 31		December 31
		2006	2005	2006	2005
Yemen - Block 32	Bopd	1,756	1,592	1,429	1,926
- Block S-1	Bopd	2,452	2,479	2,617	2,166
Yemen - Oil sales	Bopd	4,208	4,071	4,046	4,092
Canada - Oil and liquids	Bopd	409	235	331	220
- Gas sales	Mcfpd	4,176	3,769	4,204	3,880
Canada	Boepd	1,105	864	1,031	867
Total sales	Boepd	5,313	4,935	5,077	4,959

In the Republic of Yemen, sales volumes increased 3% in the Q4-2006 to 4,208 Bopd from 4,071 Bopd in the Q4-2005. Block 32 production averaged 1,756 Bopd during Q4-2006 compared to 1,592 Bopd during Q4-2005 due to the Tasour #22 well coming on production in late Q3-2006 and the start of production from two wells in the recently discovered Godah field. The Tasour field in Block 32 is a mature field and is declining as expected. Block S-1 production averaged 2,452 Bopd in Q4-2006 compared to 2,479 Bopd in Q4-2005. The western horizontal wells in An Nagyah were choked back for the last half of 2006, in response to a localized increase in water production. The wells have responded favourably and continue to produce at stabilized rates.

In Canada, sales volumes increased 28% in Q4-2006 to 1,105 Boepd from 864 Boepd in Q4-2005 (production increased 47% to 1,267 Boepd). In December, ten coal bed methane wells were connected in the Nevis area, bringing exit production up to approximately 1,600 Boed. Additional compression and facility de-bottlenecking is anticipated to be completed in the second quarter of 2007 which could increase Canadian production by approximately 300+ Boed.

Consolidated Net Operating Results

		Consolidated
	Twelve Months Ended		Twelve Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	109,190	58.92	90,350	49.92
Royalties and other	39,093	21.09	31,439	17.37
Operating expenses	11,107	5.99	10,253	5.67
Net operating income*	58,990	31.84	48,658	26.88

		Consolidated
	Three Months Ended		Three Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil and gas sales	27,032	55.30	24,780	54.58
Royalties and other	9,385	19.20	10,338	22.77
Operating expenses	3,719	7.61	2,645	5.83
Net operating income*	13,928	28.49	11,797	25.98
* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with the Ministry of Oil and Minerals (“MOM”) in the Republic of Yemen (Q4-2006 - $2,511,000, $5.14/Boe, Q4-2005 - $2,209,000, $4.86/Boe), (Q1, Q,2, Q3 and Q4-2006 - $9,129,000, $4.93/Boe, Q1, Q2, Q3 and Q4-2005 - $7,882,000, $4.36/Boe) .

Segmented Net Operating Results

In 2006 the Company operated in two geographic areas, segmented as the Republic of Yemen and Canada. Also, the Company has operations in a third geographic segment, Arab Republic of Egypt. MD&A will follow under each of these segments.

Republic of Yemen

	Twelve Months Ended		Twelve Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	93,189	63.10	76,300	51.09
Royalties and other	36,353	24.62	28,916	19.36
Operating expenses	8,108	5.49	8,219	5.50
Net operating income*	48,728	32.99	39,165	26.23

	Three Months Ended		Three Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	22,550	58.25	20,362	54.37
Royalties and other	8,565	22.12	9,452	25.24
Operating expenses	2,856	7.38	2,152	5.75
Net operating income*	11,129	28.75	8,758	23.38
* Net operating income amounts do not reflect Yemen income tax expense which is paid through oil allocations with MOM in the Republic of Yemen (Q4-2006 - $2,511,000, $6.49/Boe; Q4-2005 - 2,209,000, $5.89/Boe), (Q1, Q2, Q3 and Q4-2006 - $9,129,000, $6.18/Boe; Q1, Q2, Q3 and Q4-2005 - $7,882,000, $5.28/Boe) .

In the Republic of Yemen, revenues net of royalties and other in Q4-2006 increased 28% to $13,985,000 compared to $10,910,000 in Q4-2005 primarily as a result of oil prices and sales volumes increasing 7% and 3%, respectively.

In Yemen, operating costs increased 28% to average $7.38 per barrel in Q4-2006 compared to $5.75 per barrel in Q4-2005 primarily as a result of Block S-1 increased operating costs due to annual technical charges from the operator in the quarter, partially offset by decreased diesel costs at Block 32. On Block 32 a diesel topping plant was constructed in 2005 to manufacture diesel from produced crude oil which reduced diesel costs significantly. The current operating costs are expected to be in line with the annual operating costs of $5.50 to $6.00/Bbl.

Canada

	Twelve Months Ended		Twelve Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	3,178	58.45	1,886	52.04
Gas sales ($ per Mcf)	9,478	6.18	10,292	7.27
NGL sales	3,266	49.24	1,785	40.46
Other sales	79	-	87	-
	16,001	42.51	14,050	44.41
Royalties and other	2,740	7.28	2,523	7.97
Operating expense	2,999	7.97	2,034	6.43
Net operating income	10,262	27.26	9,493	30.01

	Three Months Ended		Three Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Oil sales	1,004	52.83	475	54.82
Gas sales ($ per Mcf)	2,631	6.85	3,291	9.49
NGL sales	827	44.38	615	47.28
Other sales	19	-	37	-
	4,481	44.09	4,418	55.61
Royalties and other	819	8.07	886	11.15
Operating expense	863	8.49	493	6.20
Net operating income	2,799	27.53	3,039	38.26

In Canada, revenue net of royalties and other in Q4-2006 increased 4% to $3,662,000 compared to $3,532,000 in Q4-2005 due to a 28% increase in sales volumes, partially offset by a 28% decrease in gas prices and a 10% decrease in oil and liquids prices.

In Canada, operating costs increased 37% to average $8.49 per Boe in Q4-2006 compared to $6.20 per Boe in Q4-2005 due to work-overs on two wells at Nevis and overall general cost increases for all services resulting from a very active oil and gas industry in Canada.

Unrealized gain on commodity contracts

In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling). Through to the expiration of the contract, no realized gains or losses occurred.

General and administrative expense

	Twelve Months Ended		Twelve Months Ended
	December 31, 2006		December 31, 2005
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	5,914	3.19	4,754	2.63
Stock-based compensation	1,168	0.63	723	0.40
Capitalized G&A	(1,999)	(1.08)	(1,675)	(0.93)
Overhead recoveries	(409)	(0.22)	(258)	(0.14)
G&A (net)	4,674	2.52	3,544	1.96

	Three Months Ended		Three Months Ended
	December 31, 2006		December 31, 2005
($000’s, except Boe amounts)	$	$/Boe	$	$/Boe
G&A (gross)	1,696	3.47	1,451	3.19
Stock-based compensation	256	0.52	145	0.32
Capitalized G&A	(430)	(0.88)	(403)	(0.89)
Overhead recoveries	(132)	(0.27)	(138)	(0.30)
G&A (net)	1,390	2.84	1,055	2.32

The increased expenses relate to increased personnel and overhead costs due to increased public company costs associated with the Company preparing for new Sarbanes Oxley compliance requirements. In addition, the Company expanded staff levels in both the Calgary and Cairo offices.

Depletion, depreciation and accretion

	Twelve Months Ended		Twelve Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	11,623	7.87	13,172	8.82
Canada	7,281	19.34	3,812	12.05
Arab Republic of Egypt	37	-	6	-
	18,941	10.22	16,990	9.39

	Three Months Ended		Three Months Ended
	December 31, 2006		December 31, 2005
($000’s, except per Boe amounts)	$	$/Boe	$	$/Boe
Republic of Yemen	3,285	8.49	2,846	7.60
Canada	2,073	20.39	1,248	15.72
Arab Republic of Egypt	12	-	3	-
	5,370	10.99	4,097	9.03

Depletion, depreciation and accretion increased to $5,370,000 ($10.99 per Boe) for Q4-2006 compared to $4,097,000 ($9.03 per Boe) in Q4-2005, as a result of increased finding and development costs in 2006.

Income taxes

	Twelve Months Ended	Twelve Months Ended
($000’s)	December 31, 2006	December 31, 2005
Current income tax	9,129	7,882
Future income tax	263	471
	9,392	8,353

Current income tax expense represents income taxes incurred and paid under the laws of the Republic of Yemen pursuant to the Production Sharing Agreement’s on Block 32 and Block S-1. The government’s share of production sharing oil includes royalties and income taxes. Current income tax expense increased 14% to $2,511,000 in Q4-2006 compared to $2,209,000 in Q4-2005. The current income tax increase is due to increased revenue in Yemen. The current income tax rate on Yemen revenue, net of royalties, was 18% in Q4-2006 compared to 20% in Q4-2005.

Capital Expenditures

	2006						2005
		Geological	Drilling	Facilities
	Land and	and	and	and
($000’s)	Acquisition	Geophysical	Completions	Pipelines	Other	Total	Total
Republic of Yemen
Block S-1	-	1,050	10,054	5,732	305	17,141	12,487
Block 32	-	791	5,943	1,430	114	8,278	3,999
Block 72	-	419	365	-	110	894	1,453
Block 75	250	-	-	-	-	250	-
Block 84	-	-	-	-	15	15	-
Other	-	-	-	-	7	7	-
	250	2,260	16,362	7,162	551	26,585	17,939
Canada	2,081	312	10,916	5,649	647	19,605	13,189
Arab Republic of Egypt	-	3,053	1,241	-	1,071	5,365	1,526
	2,331	5,625	28,519	12,811	2,269	51,555	32,654

Finding and Development Costs

	2006		2005
		Proved +		Proved +
($000’s, except volumes and $/Boe amounts)	Proved	Probable	Proved	Probable
Total capital expenditure	51,555	51,555	32,654	32,654
Net change from previous year’s
future capital	(1,154)	3,943	8,418	9,449
	50,401	55,498	41,072	42,103
Reserve additions and revisions (MBoe)	3,371	3,025	2,987	1,879
Average cost per Boe	14.95	18.35	13.75	22.41
Three year average cost per Boe	11.85	12.83	9.57	8.19

The finding and development costs shown above have been calculated in accordance with Canadian National Instrument 51-101, Standards of Disclosure for Oil and Gas Activities.

The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

Liquidity and Capital Resources

Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and proved reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities.

The following table illustrates TransGlobe’s sources and uses of cash during the years ended December 31, 2006 and 2005:

Sources and Uses of Cash
($000’s)	2006	2005
Cash sourced
Cash flow from operations*	46,763	38,077
Issue of common shares	297	1,218
	47,060	39,295
Cash used
Exploration and development expenditures	51,555	32,654
Other	545	155
	52,100	32,809
Net cash	(5,040)	6,486
Increase in non-cash working capital	1,655	747
Increase in cash and cash equivalents	(3,385)	7,233
Cash and cash equivalents – beginning of year	12,221	4,988
Cash and cash equivalents – end of year	8,836	12,221
*	Cash flow from operations is a non-GAAP measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures in 2006 was provided by cash flow from operations and working capital.

Working capital is the amount by which current assets exceed current liabilities. At December 31, 2006 the Company had working capital of $4,361,000 (2005 - $9,471,000), zero debt and an unutilized loan facility of $55,000,000. Accounts receivable increased due primarily to higher revenue receivables as a result of volume increases in Yemen and Canada, oil price increases in Yemen offset by gas price decreases in Canada. This was offset by increased accounts payable due primarily to higher operating costs in Yemen and increased drilling activity at year end in Yemen.

The Company expects to fund its approved 2007 exploration and development program of $51 million through the use of working capital, cash flow and debt if necessary. The use of our credit facilities or equity financing during 2007 may also be utilized to accelerate existing projects or to finance new opportunities. Fluctuations in oil and gas production, commodity prices, foreign exchange rates, interest rates and various other risks may impact capital resources.

Consolidated Statements of Income and Retained Earnings (Deficit)
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2006	2005	2006	2005

REVENUE
Oil and gas sales, net of royalties and other	$ 17,647	$ 14,442	$ 70,097	$ 58,911
Unrealized gain on commodity contracts (Note 6)	2	294	(83)	83
Other income	75	34	283	46
	17,724	14,770	70,297	59,040

EXPENSES
Operating	3,719	2,645	11,107	10,253
General and administrative	1,390	1,055	4,674	3,544
Foreign exchange (gain) loss	(54)	11	(12)	42
Interest	-	8	-	8
Depletion, depreciation and accretion	5,370	4,097	18,941	16,990
	10,425	7,816	34,710	30,837

Income before income taxes	7,299	6,954	35,587	28,203

Income taxes
- Current	2,511	2,209	9,129	7,882
- Future	62	414	263	471
	2,573	2,623	9,392	8,353
NET INCOME	4,726	4,331	26,195	19,850

Retained earnings (deficit), beginning of period	40,634	14,834	19,165	(685)
Retained earnings, end of period	$ 45,360	$ 19,165	$ 45,360	$ 19,165

Net income per share (Note 5)
Basic	$ 0.08	$ 0.07	$ 0.45	$ 0.34
Diluted	$ 0.08	$ 0.07	$ 0.43	$ 0.33

Consolidated Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

	December 31, 2006	December 31, 2005

ASSETS
Current
Cash and cash equivalents	$ 8,836	$ 12,221
Accounts receivable	7,742	7,414
Product inventory	508	436
Prepaid expenses	782	463
Unrealized commodity contracts (Note 6)	-	83
	17,868	20,617
Property and equipment
Republic of Yemen	46,124	30,898
Canada	42,645	30,261
Arab Republic of Egypt	7,839	2,512
	96,608	63,671
Future income tax asset	1,626	1,886
Deferred financing costs (Note 7)	371	112

	$ 116,473	$ 86,286

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 13,507	$ 11,146

Asset retirement obligations (Note 3)	2,171	1,503
	15,678	12,649

Commitments and Contingencies (Note 8)

SHAREHOLDERS’ EQUITY
Share capital (Note 4)	49,360	48,922
Contributed surplus	2,863	1,908
Cumulative translation adjustment	3,212	3,642
Retained earnings	45,360	19,165
	100,795	73,637

	$ 116,473	$ 86,286

Consolidated Statements of Cash Flows
(Unaudited - Expressed in thousands U.S. Dollars)

	Three Months Ended Dec. 31		Twelve Months Ended Dec. 31
	2006	2005	2006	2005

CASH FLOWS RELATED TO THE
FOLLOWING ACTIVITIES:

OPERATING
Net income	$ 4,726	$ 4,331	$ 26,195	$ 19,850
Adjustments for:
Depletion, depreciation and accretion	5,370	4,097	18,941	16,990
Amortization of deferred financing costs	36	75	179	291
Future income taxes	62	414	263	471
Stock-based compensation (Note 4)	256	145	1,168	723
Unrealized (gain) loss on commodity contracts	(2)	(294)	83	(83)
Settlement of asset retirement obligations	-	(165)	(66)	(165)
Changes in non-cash working capital	2,275	54	620	1,280
	12,723	8,657	47,383	39,357

FINANCING
Issue of common shares for cash	88	203	297	1,218
Deferred financing costs	-	-	(438)	(17)
Changes in non-cash working capital	(169)	-	-	(24)
	(81)	203	(141)	1,177

INVESTING
Exploration and development expenditures
Republic of Yemen	(10,418)	(3,855)	(26,585)	(17,939)
Canada	(4,179)	(5,335)	(19,605)	(13,189)
Arab Republic of Egypt	(1,120)	(364)	(5,365)	(1,526)
Changes in non-cash working capital	2,266	2,566	1,035	(509)
	(13,451)	(6,988)	(50,520)	(33,163)

Effect of exchange rate changes on cash
and cash equivalents	(39)	(107)	(107)	(138)

NET INCREASE IN CASH AND CASH
EQUIVALENTS	(848)	1,765	(3,385)	7,233

CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	9,684	10,456	12,221	4,988

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$ 8,836	$ 12,221	$ 8,836	$ 12,221

Notes to the Consolidated Financial Statements

(Unaudited – Expressed in U.S. Dollars)

1. Basis of presentation

The interim Consolidated Financial Statements include the accounts of TransGlobe Energy Corporation and subsidiaries (“TransGlobe” or the “Company”) for the three month and the twelve month periods ended December 31, 2006 and 2005 and are presented in accordance with Canadian generally accepted accounting principles on the same basis as the audited Consolidated Financial Statements as at and for the year ended December 31, 2005, except as outlined in Note 2. These interim Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and the notes thereto in TransGlobe’s annual report for the year ended December 31, 2005. In these interim Consolidated Financial Statements, unless otherwise indicated, all dollars are expressed in United States (U.S.) dollars. All references to US$ or to $ are U.S. dollars and references to C$ are to Canadian dollars.

2. Changes in accounting policies

Non-monetary transactions

Effective January 1, 2006, the Canadian Institute of Chartered Accountants (CICA) Section 3831 “Non-Monetary Transactions” was adopted by the Company which replaced Section 3830 of the same name. The standard, which harmonizes Canadian generally accepted accounting principles with the United States Financial Accounting Standards Board (FASB) Statement 153 Exchanges of Non-Monetary Assets, requires that all non-monetary transactions are measured based on fair value unless the transaction lacks commercial substance or is an exchange of product or property held for sale in the ordinary course of business. A transaction is determined to have commercial substance if it causes an identifiable and measurable change in the economic circumstances, or expected cash flows, of the entity. The guidance was effective for all non-monetary transactions initiated in periods beginning on or after January 1, 2006. The adoption of Section 3831 had no effect on the Company’s Consolidated Financial Statements.

Implicit variable interests

Effective January 1, 2006, Emerging Issues Committee (EIC) Abstract 157 “Implicit Variable Interests” was adopted by the Company. The Abstract harmonizes Canadian generally accepted accounting principles with the United States FASB Staff Position (FSP) FIN 46(R)-5 Implicit Variable Interests. Implicit variable interests are implied financial interests in an entity and act the same as an explicit variable interest except they involve the absorbing and or receiving of variability indirectly from the entity rather than directly. The adoption of EIC Abstract 157 had no effect on the Company’s Consolidated Financial Statements.

Conditional asset retirement obligations

Effective April 1, 2006, EIC Abstract 159 “Accounting for Conditional Asset Retirement Obligations” was adopted by the Company. The Abstract, which is harmonized with the equivalent United States FASB Interpretation 47 (Accounting for Conditional Asset Retirement Obligations), clarifies the accounting for conditional asset retirement obligations where the timing or method of settlement are conditional on a future event that may or may not be within the control of the entity. Although these uncertainties affect the fair value of the liability, they do not relieve an entity from the requirement to record a liability, if it can be reasonably determined. The adoption of EIC Abstract 159 had no effect on the Company’s Consolidated Financial Statements.

Stock-based compensation for employees eligible to retire before the vesting date

In the fourth quarter of 2006, EIC Abstract 162 “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” was adopted by the Company. The Abstract provides that if an employee is eligible to retire on the grant date of a stock-based award, related compensation expense is recognized in full at that date as there is no ongoing service requirement to earn the award. In addition, if an employee becomes eligible to retire during the vesting period, related compensation expense is recognized over the period from the grant date to the retirement eligibility date on a graded vesting basis. The Abstract is effective for interim and annual periods ending on or after December 31, 2006 and is to be adopted on a retroactive basis. The adoption of EIC Abstract 162 had no effect on the Company’s Consolidated Financial Statements.

3. Asset retirement obligations

The following table presents the reconciliation of the beginning and ending obligations associated with the retirement of oil and gas properties:

(000’s)
Asset retirement obligations, December 31, 2005	$ 1,503
Liabilities incurred during period	632
Liabilities settled during period	(66)
Accretion	124
Foreign exchange (gain) loss	(22)
Asset retirement obligations, December 31, 2006	$ 2,171

At December 31, 2006, the estimated total undiscounted amount required to settle the asset retirement obligations was $2,957,000. These obligations will be settled at the end of the useful lives of the underlying assets, which currently extend up to nine years into the future. This amount has been discounted using a credit-adjusted risk-free interest rate of 6.5% .

4. Share capital

The Company is authorized to issue an unlimited number of common shares with no par value.

Continuity of common shares (000’s)	Shares	Amount
Balance, December 31, 2005	58,473	$ 48,922
Stock options exercised	410	297
Transfer from contributed surplus related to stock options exercised		141
Balance, December 31, 2006	58,883	$ 49,360

	Number of	Weighted Average
Continuity of stock options (000’s)	Options	Exercise Price
Balance, December 31, 2005	3,361	$ 2.76
Granted	297	4.60
Exercised	(410)	0.63
Cancelled	(138)	(4.85)
Balance, December 31, 2006	3,110	$ 3.12
Options exercisable, December 31, 2006	2,143	$ 2.20

Stock-based compensation

Compensation expense of $1,168,000 has been recorded in the Consolidated Statements of Income and Retained Earnings (Deficit) in the twelve months ended 2006 (2005 - $723,000). The fair values of all common stock options granted are estimated on the date of grant using the lattice-based binomial option pricing model in 2006, and the Black-Scholes option-pricing model prior to 2006. The weighted average fair value of options granted during 2006 and the assumptions used in their determination are noted below:

Weighted average fair market value per option (C$)	2.23
Risk-free interest rate (percent)	4.09
Expected life (years)	5
Expected volatility (percent)	48.79
Expected dividend yield (percent)	0
Early exercise (Year 1/Year 2/Year 3/Year 4/Year 5)	(0%/10%/20%/30%/40%)

5. Per share amounts

In calculating the net income per share basic and diluted, the following weighted average shares were used:

	Three months ended		Twelve months ended
	December 31		December 31
(000’s)	2006	2005	2006	2005
Weighted average number of shares outstanding	58,769	58,438	58,663	57,903
Shares issuable pursuant to stock options	2,599	2,818	2,662	3,251
Shares to be purchased from proceeds of stock options
under treasury stock method	(844)	(880)	(763)	(824)
Weighted average number of diluted shares outstanding	60,524	60,376	60,562	60,330

The treasury stock method assumes that the proceeds received from the exercise of “in-the-money” stock options are used to repurchase common shares at the average market price. In calculating the weighted average number of diluted common shares outstanding for the three and twelve month periods ended December 31, 2006, we excluded 1,163,000 and 1,109,000 options respectively (2005 – 299,000 and 63,000, respectively) because their exercise price was greater than the period average common share market price in this period.

6. Financial instruments

The Company has entered into various financial derivative contracts and physical contracts to manage fluctuations in commodity prices in the normal course of operations.

In September 2005, the Company entered into a crude oil costless collar for 15,000 barrels per month from January 1, 2006 to December 31, 2006. The transaction consisted of the purchase of a $50.00 per barrel dated Brent put (floor) and a $77.93 per barrel dated Brent call (ceiling).

The estimated fair value of unrealized commodity contracts is reported on the Consolidated Balance Sheet with any change in the unrealized positions recorded to income. The fair values of these transactions are based on an approximation of the amounts that would have been paid to or received from counterparties to settle the transactions outstanding as at the Consolidated Balance Sheet date with reference to forward prices and market values provided by independent sources. The actual amounts realized may differ from these estimates.

7. Bank debt

The Company entered into an Amended and Restated Credit Agreement on July 18, 2006 in the amount of $55,000,000, with the initial borrowing base established at $25 million, expiring July 18, 2009. The credit agreement bears interest at the Eurodollar Rate plus three percent and is secured by a first floating charge debenture over all assets of the Company, a general assignment of book debts and certain covenants, among other things. At December 31, 2006 $Nil (2005 - $Nil) was drawn on these loan facilities.

The Company spent $438,000 to secure the loan facility, of which $67,000 was amortized to the income statement and the remaining $371,000 was deferred and will be amortized to income over the term of the loan facility.

8. Commitments and contingencies

Upon the determination that proved recoverable reserves are 40 million barrels or greater for Block S-1, Yemen, the Company will be required to pay a finders’ fee to third parties in the amount of $281,000.

Pursuant to the Nuqra Concession Agreement in the Arab Republic of Egypt, the Company and its partners have entered into the first three year extension period which requires the completion of a two well drilling program with a minimum expenditure of $4.0 million over a period of three years. As part of this extension, the Company made the mandatory relinquishment of 25% of the Block and issued a $4.0 million letter of credit (expiring March 4, 2010) to guarantee the Company’s performance under the extension period. This letter of credit was reduced to $1,225,699 during 2006 and is secured by a guarantee granted by Export Development Canada.

Pursuant to the PSA for Block 72, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $4 million ($1.32 million to TransGlobe) during the first exploration period of 30 months (expiring January 12, 2008) for exploration work consisting of seismic acquisition (completed) and two exploration wells (planned completion in Q4-2007).

Pursuant to the bid awarded for Block 75, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $7 million ($1.75 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and one exploration well. The first 36 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur during 2007.

Pursuant to the bid awarded for Block 84, Yemen, the Contractor (Joint Venture Partners) has a minimum financial commitment of $20.1 million ($6.63 million to TransGlobe) for the signature bonus and first exploration period work program consisting of seismic acquisition and four exploration wells. The first 42 month exploration period will commence when the PSA has been approved and ratified by the government of Yemen, anticipated to occur in 2007.

9. Comparative Figure

Certain prior periods’ comparative figures have been reclassified to conform with the current period’s presentation.

10. Subsequent Event

Subsequent to December 31, 2006, the Company entered into a contract to sell 2,500 gigajoules (GJ) per day (approximately 2,500 Mcfpd) of natural gas in Canada from April 1, 2007 to October 31, 2007 for C$6.97/GJ.

11. Segmented information

	Three Months Ended Dec.31		Twelve Months Ended Dec. 31
(000’s)	2006	2005	2006	2005
Oil and gas sales, net of royalties and other
Republic of Yemen	$ 13,985	$ 10,910	$ 56,836	$ 47,384
Canada	3,662	3,532	13,261	11,527
	17,647	14,442	70,097	58,911
Operating expenses
Republic of Yemen	2,856	2,152	8,108	8,219
Canada	863	493	2,999	2,034
	3,719	2,645	11,107	10,253
Depletion, depreciation and accretion
Republic of Yemen	3,285	2,846	11,623	13,172
Canada	2,073	1,248	7,281	3,812
Arab Republic of Egypt	12	3	37	6
	5,370	4,097	18,941	16,990
Income taxes
Republic of Yemen	2,511	2,209	9,129	7,882
Canada	62	414	263	471
	2,573	2,623	9,392	8,353
Segmented operations before the following:
Republic of Yemen	5,333	3,703	27,976	18,111
Canada	664	1,377	2,718	5,210
Arab Republic of Egypt	(12)	(3)	(37)	(6)
	5,985	5,077	30,657	23,315
Unrealized gain (loss) on commodity contracts	2	294	(83)	83
Other income	75	34	283	46
	6,062	5,405	30,857	23,444
General and administrative	1,390	1,055	4,674	3,544
Foreign exchange (gain) loss	(54)	11	(12)	42
Interest	-	8	-	8
Net income	$ 4,726	$ 4,331	26,195	$ 19,850

TRANSGLOBE ENERGY CORPORATION	For further information, please contact:

Ross G. Clarkson, President & C.E.O.
- or -
s/s Ross Clarkson	Lloyd W. Herrick, Vice President & C.O.O.

Executive Offices:
Ross G. Clarkson	Suite 2500, 605 - 5th Avenue, S.W.
President & C.E.O.	Calgary, Alberta T2P 3H5

Tel: (403) 264-9888 Fax: (403) 264-9898
Website: http://www.trans-globe.com
E-mail: trglobe@trans-globe.com